UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

M.D.C. HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 Per Share
(Title of Class of Securities)

552676 108
(CUSIP Number)

Larry A. Mizel, 4350 S. Monaco St., Suite 500, Denver, CO 80237 (303) 773-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552676 108	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Larry A. Mizel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,114,392
	8	SHARED VOTING POWER 8,875,489
	9	SOLE DISPOSITIVE POWER 1,114,392
	10	SHARED DISPOSITIVE POWER 8,875,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,989,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 75,660,159 shares of common stock, which consists of (a) 74,661,479 shares of common stock outstanding as of October 23, 2023, as reported in M.D.C. Holdings, Inc.'s Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission on October 26, 2023, plus (b) 998,680 shares issuable upon the exercise of stock options granted to Mr. Mizel, which are exercisable within 60 days of this statement.

CUSIP No. 552676 108	SCHEDULE 13D	Page 3 of 5

This Amendment No. 8 supplements and amends the Schedule 13D relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of M.D.C. Holdings, Inc. (the “Company”) owned by Larry A. Mizel (the “Reporting Person”). Only those items that are reported are hereby amended; all other items reported in the previous amendments remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 4. Purpose of Transaction

On January 17, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SH Residential Holdings, LLC, a Delaware limited liability company (“Parent”), Clear Line, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and, solely for the purposes of Section 6.2, Section 6.17 and Section 9.15 of the Merger Agreement, Sekisui House, Ltd., a Japanese kabushiki kaisha, providing for the merger of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”), as described in further detail in the Company’s filings on Form 8-K filed with the SEC on January 18, 2024 and January 19, 2024.

In connection with the Company’s execution of the Merger Agreement, on January 17, 2024, the Reporting Person, Mr. David D. Mandarich, and certain of the Reporting Person’s affiliates and estate planning vehicles (the “Specified Company Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with Parent, pursuant to which the Specified Company Stockholders have agreed, among other things, to vote their shares in favor of the adoption of the Merger Agreement and the approval of the Merger and any other matters that would reasonably be expected to facilitate the Merger and against, among other things, any other action, proposal or transaction that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or prevent the consummation of, or otherwise adversely affect, the Merger or any of the other transactions contemplated by the Merger Agreement or Voting Agreement. The Voting Agreement also contains certain other restrictions on transfer of shares of Common Stock by such Specified Company Stockholders. The Voting Agreement will automatically terminate upon certain events, including the termination of the Merger Agreement. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement. A copy of the Voting Agreement is filed as Exhibit 1 to this Amendment No. 8, and the information set forth in the Voting Agreement is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Mizel beneficially owns an aggregate of 9,989,881 shares of Common Stock, representing approximately 13.2% of the outstanding Common Stock of the Company. The ownership percentage set forth above is based on 75,660,159 shares of Common Stock, which consists of (a) 74,661,479 shares of Common Stock outstanding as of October 23, 2023, as reported in the Company’s Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission on October 26, 2023, plus (b) 998,680 shares issuable upon the exercise of stock options granted to Mr. Mizel, which are exercisable within 60 days of this statement.

(b)	Mr. Mizel has the:

(i)	Sole power to vote or direct the vote of 1,114,392 shares. This consists of 115,712 shares that he directly owns (including unvested restricted stock granted under the Company’s equity incentive plans) and 998,680 shares issuable upon the exercise of stock options granted under the Company's equity incentive plans.

(ii)	Shared power to vote or direct the vote of 8,875,489 shares.

The amount in Item 5(b)(ii) includes 324,000 shares held by M&G Growth, LLC ("M&G") of which Mr. Mizel may be deemed to have beneficial ownership. M&G is owned 0.1% by Mr. Mizel’s spouse and 99.9% by various trusts. Mr. Mizel’s spouse is the manager of M&G. Mr. Mizel may be deemed to have beneficial ownership of shares held by the trusts of which Mr. Mizel is the grantor, his spouse is the trustee and his grandchildren are beneficiaries.

The amount in Item 5(b)(ii) includes 3,261,345 shares held by Ari Capital Partners, LLLP ("Ari Capital") of which Mr. Mizel may be deemed to have beneficial ownership. The sole general partner of Ari Capital is CVentures, Inc. ("CVentures"). Mr. Mizel’s family members are the beneficiaries of various trusts which own approximately 50.7% of the stock of CVentures. Also, Mr. Mizel is a director and chairman of the board of CVentures and may be deemed to control the other approximately 49.3% of the common stock of CVentures. A trust, of which Mr. Mizel is the sole beneficiary, is the sole limited partner of Ari Capital, and has approximately a 99% partnership interest in Ari Capital. Mr. Mizel and Mr. Mizel’s spouse are trustees of the trust.

The amount in Item 5(b)(ii) includes 2,645,395 shares held by Cascia Holdings LLC (“Cascia”). Mr. Mizel may be deemed to have beneficial ownership of the shares held by Cascia. Two trusts hold 99% of the total outstanding LLC units in Cascia. Mr. Mizel’s spouse is a trustee of each of the trusts and Mr. Mizel’s family members are the beneficiaries of these trusts. Mr. Mizel’s spouse, who is the sole manager of Cascia, holds all of the voting LLC units in Cascia, which constitutes 1% of the total outstanding LLC units.

CUSIP No. 552676 108	SCHEDULE 13D	Page 4 of 5

The amount in Item 5(b)(ii) includes 1,801,793 shares held by CGM Capital LLLP ("CGM Capital") of which Mr. Mizel may be deemed to have beneficial ownership. The general partner of CGM Capital is CVentures. A trust, of which Mr. Mizel's spouse is the sole beneficiary, is the limited partner of CGM Capital, and has a 99% partnership interest in CGM Capital. Mr. Mizel and Mr. Mizel's spouse are trustees of this trust.

The amount in Item 5(b)(ii) includes 842,956 shares held by Boca Sawyer 22 LLC ("Boca Sawyer") of which Mr. Mizel may be deemed to have beneficial ownership. Boca Sawyer is owned 0.1% by Mr. Mizel’s spouse and 99.9% by Mr. Mizel. Mr. Mizel’s spouse is the manager of Boca Sawyer.

(iii)	Sole power to dispose or direct the disposition of 1,114,392 shares. This consists of the shares described in response to Item 5(b)(i) above.

(iv)	Shared power to dispose or direct the disposition of 8,875,489 shares. This consists of the shares described in response to Item 5(b)(ii) above.

(c)	Not applicable.

(d)	Other than as described in Item 5(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be filed as Exhibits

Exhibit No.	Description
1	Voting Agreement, dated January 17, 2024, by and among Larry Mizel, David D. Mandarich, certain of Mr. Larry Mizel's affiliates and estate planning vehicles and SH Residential Holdings, LLC

CUSIP No. 552676 108	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2024

Signature:	/s/ Larry A. Mizel
Name:	Larry A. Mizel